February 5, 2008

Mail Stop 3561

By U.S. Mail and facsimile to (214) 589-8910

Mr. Timothy R. Wallace
Chief Executive Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, TX 75207-2401

      Re: Trinity Industries, Inc.
             Definitive 14A
             Filed April 5, 2007
             File No. 001-06903

Dear Mr. Wallace:

      We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3314.

                Sincerely,

                Daniel Morris
                Attorney-Advisor